Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of shareholder having a major interest

	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SHAREHOLDER NAMED IN 2 ABOVE

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	N/A		N/A		NOT DISCLOSED		NOT DISCLOSED

9.	Class of security	10.	Date of transaction	11.	Date company informed

	ORDINARY SHARES OF 27.5p EACH		4 DECEMBER 2006		7 DECEMBER 2006

12.	Total holding following this notification	13.	Total percentage holding of issued class following this notification

	90,378,590		3.03%

14.	Any additional information	15.	Name of contact and telephone number for queries

LUKE THOMAS 020 7111 7000

16.	Name of authorised company official responsible for making this notification

LUKE THOMAS, DEPUTY GROUP COMPANY SECRETARY

Date of notification: 7 DECEMBER 2006

REGISTERED HOLDERS REPORT

ROYAL&SUN ALLIANCE	SEDOL: 0661689

As at 04 December 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 90,378,590 ORD GBP0.275 representing 3.03% of the issued share capital of 2,986,544,144 units.

Registered Holder	Account Designation	Holding

BANK OF IRELAND	426353	1,881,739
BANK OF NEW YORK		212,697
Barclays Capital Nominees Ltd		495,000
Barclays Capital Nominees Ltd		1,628,902
Barclays Capital Nominees Ltd		495,000
Barclays Capital Nominees Ltd		10,719
Barclays Capital Nominees Ltd		7,439,390
Barclays Capital Nominees Ltd		5,392,430
Barclays Global Investors Canada		268,236
Barclays Trust Co & Others		52,068
Barclays Trust Co DMC69		49,672
Barclays Trust Co R69		74,763
CHASE NOMINEES LTD	16376	1,470,616
CHASE NOMINEES LTD	28270	852,892
Durlacher Nominees Ltd		202,420
Gerrard Nominees Limited	610720	4,500
Gerrard Nominees Limited	611717	7,272
Gerrard Nominees Limited	660302	14,030
Gerrard Nominees Limited	660632	4,000
Gerrard Nominees Limited	660851	20,000
Gerrard Nominees Limited	768557	45,000
Greig Middleton Nominees Limited (GM1)		686,465
Greig Middleton Nominees Ltd (GM3)	523475DN	500,000
INVESTORS BANK AND TRUST CO.		508,096
INVESTORS BANK AND TRUST CO.		13,227,834
INVESTORS BANK AND TRUST CO.		265,000
INVESTORS BANK AND TRUST CO.		252,708
INVESTORS BANK AND TRUST CO.		2,838,276
INVESTORS BANK AND TRUST CO.		4,616
INVESTORS BANK AND TRUST CO.		318,535
INVESTORS BANK AND TRUST CO.		280,897
INVESTORS BANK AND TRUST CO.		515,999
INVESTORS BANK AND TRUST CO.		920,773
INVESTORS BANK AND TRUST CO.		784,098
INVESTORS BANK AND TRUST CO.		8,861,790
JP MORGAN (BGI CUSTODY)	16331	735,188
JP MORGAN (BGI CUSTODY)	16338	171,465
JP MORGAN (BGI CUSTODY)	16341	1,741,677
JP MORGAN (BGI CUSTODY)	16342	389,077
JP MORGAN (BGI CUSTODY)	16400	21,544,358
JP MORGAN (BGI CUSTODY)	17011	49,852
JP MORGAN (BGI CUSTODY)	18409	2,753,095
JPMORGAN CHASE BANK		96,816
JPMorgan Chase Bank		296,962
JPMorgan Chase Bank		168,621
JPMorgan Chase Bank		30,731
JPMORGAN CHASE BANK		257,284
JPMorgan Chase Bank		86,165
JPMorgan Chase Bank		405,159
JPMorgan Chase Bank		434,384
JPMorgan Chase Bank		25,860
JPMorgan Chase Bank		154,618
JPMorgan Chase Bank		42,405
JPMorgan Chase Bank		323,276
JPMorgan Chase Bank		300,953
JPMorgan Chase Bank		1,642,211
Master Trust Bank		230,057
Mellon Trust – US CUSTODIAN /		113,607
Mitsui Asset		51,860
R C Greig Nominees Limited		3,609,771
R C Greig Nominees Limited a/c AK1		971,538
R C Greig Nominees Limited a/c BL1		217,648
R C Greig Nominees Limited a/c CM1		99,346
R C Greig Nominees Limited GP1		566,522
R C Greig Nominees Limited SA1		314,047
STATE STREET BOSTON		1,400,175
The Northern Trust Company – U		27,505
Trust & Custody Services Bank		27,297
Trust & Custody Services Bank		3,523
Trust & Custody Services Bank		456,922
Trust & Custody Services Bank		12,442
ZEBAN NOMINEES LIMITED		25,000
ZEBAN NOMINEES LIMITED		14,740

Total		90,378,590